370 WABASHA STREET NORTH ST. PAUL, MN 55102-1390

June 5, 2015

Mr. Terence O’Brien
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                        Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
and Documents Incorporated by Reference
Form 10-Q for Fiscal Quarter Ended March 31, 2015
File May 7, 2015
Response Dated May 8, 2015
File No. 1-9328

Dear Mr. O’Brien:

This letter is written in response to the Staff’s comment letter dated May 21, 2015 on the Company’s Form 10-K for the year ended December 31, 2014 and the Company’s Form 10-Q for the quarterly period ended March 31, 2015. For ease of reference, the numbered responses correspond to the numbered paragraphs of the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the period ended December 31, 2014

Annual Report

Critical Accounting Estimates, page 14

Long Lived Assets, Intangible Assets and Goodwill, page 17

1.            We note your response to our letter dated May 8, 2015. We note that you consider various factors when determining the appropriate method of amortization for your acquired customer relationships. Please expand your disclosures to discuss these factors as well as the less certain post-acquisition operations activities that would induce uncertainty in the factors that give rise to the pattern of economic benefit. Please disclose how accurate your assumptions have been in the past and whether the assumptions are reasonably likely to change in the future. Describe the potential changes in circumstances that could affect the key assumptions and the impact the change would have on your financial statements. Refer to SEC Release 33-8350 and Section 501.14 of the Financial Reporting Codification for additional guidance.

Response

In future filings, beginning with our 2015 Form 10-K, we will include the following additional disclosures within the Critical Accounting Estimates section of our MD&A:

“We use the straight-line method to recognize amortization expense related to our amortizable intangible assets, including our customer relationships. We consider various factors when determining the appropriate method of amortization for our customer relationships, including projected sales data, customer attrition rates and length of key customer relationships.

Globally, we have a broad customer base. Our retention rate of significant customers has aligned with our acquisition assumptions, including the customer base acquired in our recent Nalco and Champion transactions, which make up the majority of our unamortized customer relationships. Our historical retention rate, coupled with our consistent track record of keeping long-term relationships with our customers, supports our expectation of consistent sales generation for the foreseeable future from the acquired customer base. Our customer retention rate and history of maintaining long-term relationships with our significant customers are not expected to change in the future. Additionally, other less certain post-acquisition operational assumptions related to future capital investments and working capital, as well as the impact of discount rate assumptions, induce variability and uncertainty in the pattern of economic benefits of our acquired customer relationships. If our customer retention rate or other post-acquisition operational activities changed materially, we would evaluate the financial impact and any corresponding triggers which could result in an acceleration of amortization or impairment of our customer relationship intangible assets.”

Form 10-Q for the period ended March 31, 2015

Note 10 – Shareholder’s Equity, page 28

2.            We note your disclosures related to your accelerated share repurchase agreement with an unrelated financial institution to purchase $300 million of your common stock. Please explain in more detail the terms of the agreement including the settlement alternatives and any pricing adjustments. Please tell us and disclose how you are accounting for this transaction. Your response should detail how you considered the guidance under ASC 505-30-25-5 and 25-6, ASC 480, ASC 815-40. Furthermore, please tell us and disclose what impact the accelerated share repurchase agreement had on your EPS calculation as of March 31, 2015. Specifically, tell us how you considered the guidance under ASC 260-10-45-45 and ASC 260-10-45-63.

Response

For purposes of our response, we have broken the comment into separate sub topics, as noted below.

Accelerated Stock Repurchase (“ASR”) agreement terms, settlement alternatives and pricing adjustments

At the commencement of the ASR, on February 27, 2015, we paid a purchase price of $300 million (the “Payment Amount”) to JPMorgan and JPMorgan delivered to us 2,066,293 shares of our common stock (the “Initial Share Delivery”), which represented approximately 80% of the shares expected to be repurchased pursuant to the ASR based on the price of our common stock at that time.  On April 28, 2015, the ASR program was completed. Based on the terms of the ASR, the total number of shares repurchased under the ASR was based on the volume-weighted average price (“VWAP”) of our common stock (the “Final Price”), less a discount provided for in the terms of the ASR (the “Adjustment”), during the repurchase period from February 27, 2015 to the termination date of the ASR, as reflected in the following formula:

Final share delivery = (i) Payment Amount ÷ (Final Price – Adjustment) – (ii) Initial Share Delivery.

If the resulting amount was positive, which was the case, JPMorgan was obligated to deliver additional shares to us at the termination of the ASR.  Based on the above formula, we received 555,511 additional shares, bringing the total number of shares purchased under the ASR to 2,621,804 shares of our common stock, which represents a VWAP, as adjusted, of $114.425 per share over the duration of the ASR.  If, on the other hand, the Final Price less the Adjustment had exceeded by a sufficient amount the price of our common stock at the commencement of the ASR, then we, at our election, would deliver shares or the cash equivalent, back to JPMorgan.

ASC 505-30-25-5 and 25-6

The ASR was accounted for as two separate transactions (i) a treasury stock repurchase recorded on the acquisition date and (ii) a forward contract indexed to our own common stock.

The treasury stock repurchase was a cash transaction, reducing cash for the amount paid to JPMorgan with equity reduced for the corresponding amount, as the shares were delivered.

The forward contract was accounted for as a derivative indexed to our own stock and an equity transaction. As discussed further below, the forward contract is outside the scope of ASC 480. The forward contract was accounted for as an equity transaction as it meets the criteria of ASC 815.

ASC 480

The forward contract was considered outside of the scope of ASC 480 because under no circumstances were we required to deliver cash to JPMorgan. In arriving at this conclusion, we considered the following factors, as noted with ASC 480-10-25:

•                  JPMorgan did not hold any mandatorily redeemable instruments of Ecolab.

•                  The ASR agreement did not include any conditional obligations requiring us to redeem the shares/transfer assets to JPMorgan.

•                  We made all required payments at inception – i.e. at the prepayment date, and had no further obligation to deliver any cash subsequent to that time.

•                  We had no fixed monetary obligation to JPMorgan. The settlement amount was indexed only to the fair value of our stock and was not impacted by variations to movements other than our stock, nor was it inversely related to changes in our stock.

ASC 815-40

As the forward contract component was outside the scope of ASC 480, we next determined whether it should be accounted for as a derivative under ASC 815.

ASC 815-40 permits equity classification for forward sale contracts which will be physically settled provided the requirements in ASC 815-40-25 are satisfied. In order to determine if the forward contract should be classified as stockholder’s equity rather than a liability, we considered the following factors, as noted within ASC 815-40-25:

•                  No requirements for net-cash settlement existed in the ASR contract. We paid $300 million upfront with no future obligations to settle in cash. In an early termination event, we could have elected to be paid amounts due in shares or cash, but there was no requirement for net-cash settlement.

•                  Based on the terms of the ASR agreement and our authorized shares available, we were able to settle in unregistered shares.

•                  We had a sufficient number of authorized and issuable shares in order to deliver shares up to the maximum share limit.

•                  A stated maximum defined the maximum amount of shares required to be delivered at settlement.

•                  Per the governing contract there were no penalties if we failed to make timely filings with the SEC.

•                  In the event a settlement amount was owed by us to JPMorgan, a top-up could have been required following a private placement or registered offering in which the sale proceeds were insufficient to meet our obligation under the contract.  However, we had the ability to settle the top-up in additional shares, subject to the maximum number of shares due as discussed above. Thus, there was no cash payment required.

•                  Cash settlement was required only in specific circumstances (Cash Merger Event, Tender Offer, Nationalization or Insolvency) in which holders of shares underlying the contract also would receive cash in exchange for their shares.

•                  As contractually stated in the ASR confirmation between us and JPMorgan, in the event of bankruptcy by us, JPMorgan had no rights or claims senior in priority to the rights and claims of the holders of common stock underlying the contract.

•                  The ASR transaction was not secured by any collateral. Additionally, per the terms of the ASR agreement there was no netting against any other obligations of the parties under any circumstances.

ASC 815-40-15 provides an exception for contracts issued or held that are both indexed to a company’s own stock and classified as stockholder’s equity. We considered the required two-step process in ASC 815-40-15 to evaluate whether the forward contract was considered indexed to our stock as follows:

Step 1- Evaluate whether contingent exercise provisions are indexed only to Ecolab stock.

The contingent exercise provisions evaluation was satisfied given that the early termination provisions within the forward contract were not based on an observable market other than Ecolab’s market, nor were the contingent exercise provisions based on an observable index, other than the index calculated or measured solely with reference to Ecolab’s own operations.

Step 2 - Evaluate whether settlement provisions are indexed only to Ecolab stock

The settlement provisions evaluation was satisfied given that the settlement of the forward agreement was solely based on the movements in Ecolab stock and on the difference between the initial price and fair value of a fixed amount of Ecolab shares. All settlement amounts and potential adjustments were solely based on standard option pricing model inputs as allowed in ASC 815-40-15-7E (including expected dividends and stock price volatility).

Settlement at the full term of the agreement was identical with the settlement as defined previously for early termination events.

Satisfying both Step 1 and Step 2 of ASC 815-40-15 indicated that the forward contract was considered indexed to Ecolab stock and therefore eligible to be accounted for as an equity transaction.

Based on the above discussion, the forward contract was accounted for as an equity transaction.

Impact to EPS calculation as of March 31, 2015, including impact of ASC 260-10-45-45 and 45-63

For purposes of our consolidated EPS calculation, the initial delivery of shares, as well as the additional receipt of shares at settlement resulted in a reduction to our common stock outstanding used to calculate earnings per share. The impact to our EPS calculation as of March 31, 2015 was not material.

ASC 260-10-45-45 indicates that if an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder, the determination of whether that contract shall be reflected in the computation of diluted EPS be made based on the facts available each period. It shall be presumed that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS, if the effect is more dilutive. As of March 31, 2015, we were not in a position where we owed shares to JPMorgan, and as such the impact of the ASR contract was not dilutive to our EPS calculation.

ASC 260-10-45-63 indicates that in a forward contract to issue an entity’s own equity shares, a provision that reduces the contract price per share when dividends are declared on the issuing entity’s common stock represents a participation right. Such a provision constitutes a participation right because it results in a non-contingent transfer of value to the holder of the forward contract for dividends declared during the forward contract period. Based on the provisions of the ASR contract, these factors were not met, therefore we did not have participating securities and the two-class EPS calculation method was not required.

Updated Future Disclosures

In future filings, beginning with our 2015 second quarter Form 10-Q, we will include additional disclosures regarding the accounting for our ASR transaction, as well as the impact on our EPS calculation as follows:

“In February 2015, under the existing repurchase authorization discussed previously, the company announced a $1.0 billion share repurchase program, which is expected to be completed by mid-2016.

As part of this program, the company entered into an accelerated stock repurchase (“ASR”) agreement with a financial institution to repurchase $300 million of its common stock. Under the ASR, the company received 2,066,293 shares of its common stock in February 2015, which was approximately 80% of the total number of shares the company expected to be repurchased under the ASR, based on the price of the company’s common stock at that time.

The final per share purchase price and the total number of shares to be repurchased under the ASR agreement generally were based on the volume-weighted average price of the company’s common stock during the term of the agreement. Upon final settlement of the ASR agreement, under certain circumstances, the financial institution was obligated to deliver additional shares to the company or the company was obligated to deliver additional shares of common stock or make a cash payment, at the company’s election, to the financial institution. As of March 31, 2015, the financial institution was obligated to deliver additional shares to the company. As such the impact of the ASR was not dilutive to the company’s earnings per share calculation. Additionally, the ASR agreement did not trigger the two-class earnings per share methodology.

From February 2015 through settlement in April 2015, the unsettled portion of the ASR met the criteria to be accounted for as a forward contract indexed to the company’s stock and qualified as an equity transaction. In connection with the finalization of the ASR in April 2015, the company received an additional 555,511 shares of common stock. All shares acquired under the ASR agreement were recorded as treasury stock.

The initial delivery of shares, as well as the additional receipt of shares at settlement resulted in a reduction to the company’s common stock outstanding used to calculate earnings per share, the impact of which was not material.”

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Daniel J. Schmechel

Daniel J. Schmechel

Chief Financial Officer